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                                                                    Exhibit 99.1

                                                          (BANK OF BERMUDA LOGO)

             Bank of Bermuda Announces Second Quarter 2003 Earnings

(HAMILTON, BERMUDA, 21 JULY 2003) - Bank of Bermuda (NASDAQ:BBDA; BSX:BOB) today announced second quarter diluted earnings per share of $0.71*, compared with $0.73 in the previous quarter and $0.65 in the same quarter of 2002.

Edward H. Gomez, Chief Financial Officer, commented: "Non-interest income was up 8% from a year ago, and at a record level. This demonstrates the value of our diversified revenue lines, as interest earnings continue to be challenged. Our largest business, Global Fund Services, generated both record fees and assets under administration as it continued to win new clients and the value of its existing clients' assets benefited from market increases. Foreign exchange earnings were also up sharply on the strength of higher volumes and volatility. The very low interest rates continue to limit our opportunities to improve margins on the reinvestment of our clients' deposits. The decline in interest earnings from the year-ago quarter, however, is primarily due to a smaller outsourced trading portfolio in the current quarter. We reduced the size of this portfolio in late 2002 to improve earnings stability as, although the portfolio has outperformed our internally-managed assets over the long-term, its quarter-to-quarter performance can vary."

Mr. Gomez continued: "With respect to operating costs, we continue to look for opportunities to improve efficiency and streamline our support activities as we invest in technology and face increased corporate overhead, such as insurance. Our total headcount at June 30 was

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* Bank of Bermuda's results are stated in U.S. Dollars and in accordance with
U.S. Generally Accepted Accounting Principles.

                                 PRESS RELEASE
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unchanged from a year earlier as additions in client-facing areas were offset by savings in support functions."

Chief Executive Officer, Henry B. Smith, added: "We continue to strengthen our core businesses by investing in technology focused on our clients' needs and augmenting our relationship management teams and other client-facing staff. Our success at continuing to build our client base over a prolonged period of weak financial markets has provided a firm foundation for revenue growth as markets recover. Nevertheless, the current environment continues to present us with challenges. Our interest earnings will remain depressed as long as the sustained low interest rate environment persists and, as a small but global organisation, achieving operating efficiencies is a significant challenge. Despite the operating climate, our discipline and close client focus have delivered sound results."

QUARTER ENDED 30 JUNE 2003 COMPARED WITH QUARTER ENDED 30 JUNE 2002

Total revenue was $112.9 million, up 6% from $106.1 million in the second quarter of 2002. Non-interest income increased $5.1 million, or 8%, to $71.9 million, which represented 64% of total revenue. Net interest income, after provision for loan losses, fell 11% to $39.5 million. Investment losses on the trading portfolio, which represents the change in value of the net hedged portfolio, were $3.4 million lower than the prior year quarter while investment and other income was up $3.1 million.

Total non-interest income was $71.9 million, compared with $66.8 million in the year-ago quarter, with all revenue components other than investment services fees at higher levels. Global fund services (GFS) fees, the largest portion of non-interest income, rose $1.2 million to $33.3 million. The primary drivers of higher GFS fees were the growth of Bank of Bermuda's

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alternative asset fund client base in Europe and steadily accumulating client pension fund assets in the Far East. GFS fees in Europe were up $1.6 million, $1 million of which was generated in the Dublin office, which Bank of Bermuda has identified as a key centre for the development of its alternative asset business. Far East GFS fees were up $0.4 million as the effect of growth in pension fund assets from new and existing clients was partly reduced by closure of an unprofitable relationship. GFS fees in the Americas were down $800 thousand reflecting the year-on-year impact of 2002 lost business previously reported.

Private trust fees of $8.0 million were up from $7.8 million in the prior year quarter. Revenue from new fiduciary business was reduced by the year-on-year effect of actions taken in 2002 to terminate less profitable relationships.

Investment services were 9% lower at $9.6 million, reflecting reduced mutual fund management, discretionary management and brokerage fees. The combined average value of Bank of Bermuda's range of proprietary mutual funds of $6.4 billion was down slightly from $6.5 billion in the 2002 second quarter. Modest growth in bond and money funds, up $30.2 million, was more than offset by a decline in higher-margin equity fund products, down $93.1 million. Late in the second quarter Bank of Bermuda saw flows into its money fund products and a rebound in equity fund values. As a result, as at June 30, 2003, the total value of the funds had risen to $6.8 billion. Transaction driven fees for the quarter were down from a year ago reflecting reduced client trading volumes.

Foreign exchange earnings were up $3.6 million or 35% to $14.1 million, driven primarily by higher client trading volumes, which were up 30%. Market conditions also enabled Bank of Bermuda to benefit from currency volatility on placing this business into the market.

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Banking Services fees rose $1.0 million, or 17%, to $6.9 million. The increase was due to higher card services fees, increased personal mortgage and corporate demand loans fees, as well as an increase in international money transfers.

Net interest income, before loan losses, was $40.8 million, and down $3.1 million or 7% from $43.9 million a year earlier. This decrease was due to a reduction in net interest margin to 1.66% from 1.85% in the comparable quarter of 2002, which more than offset the impact of a $365 million increase in average interest earning assets. The second quarter 2002 net interest margin reflected a $1.1 million recovery of accumulated unaccrued interest on a non-performing loan in Bermuda. Excluding the impact of this recovery, the comparative net interest margin would have been 1.80%. The remaining year-on-year decline in margin is primarily due to the reduction in size of Bank of Bermuda's outsourced trading portfolio, which contains longer-duration assets. This portfolio had an average balance of $1.3 billion a year ago, compared with $0.5 billion in the current quarter. Hedging instruments are used to reduce the duration of this portfolio to meet the Bank's target level. The accounting treatment for this portfolio, under GAAP, divides the total return on the portfolio between interest earnings and investment income. As a result, the impact on interest income and net interest margin of a change in the size of the outsourced securities portfolio is greater than the net impact on performance, as interest income reflects only the higher gross interest yield and not the associated hedging and other costs.

Net provisions for loan losses were $1.3 million, compared with a net release of $0.3 million in the 2002 second quarter. The increased current quarter charge reflects a slight deterioration in local loans combined with general provisions for a growing loan portfolio. Impaired loans were $22.8 million, little changed from $22.6 million a year ago. Total loans increased to $2.0

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billion, from $1.7 billion, over the past year reflecting Bank of Bermuda's goal to carefully grow its loan portfolio. The coverage ratio decreased slightly to 117% from 119% a year earlier. Investment losses on the trading portfolio were $3.4 million, compared with losses of $6.7 million in the second quarter of 2002. These amounts represent costs for the net hedged position of Bank of Bermuda's outsourced securities portfolio of longer duration assets. With an upward sloping yield curve, this portfolio strategy results in a higher yield on the long-duration assets, included within interest earnings, which is partly offset by the revaluation of the net hedged position, treated as an investment loss. In total, this portfolio contributed $1.7 million to net income in the 2003 second quarter, representing gross interest income net of hedging costs and management fees, on an average portfolio balance of $502 million. A year earlier, when the average portfolio size was $1.3 billion, it contributed $6.8 million to net income on the same basis. The proceeds from reduction in the outsourced portfolio were reinvested as part of Bank of Bermuda's inhouse managed portfolio.

Investment and other income was $3.1 million higher at $4.8 million. This includes a $0.6 million gain on sale of an overseas property, gains on sale of available for sale securities and other investment income.

Operating expenses of $90.7 million were $6.8 million higher than $83.9 million recorded in the prior period. Salary costs increased $1.7 million largely due to the impact of a stronger euro and British pound on salary costs in European offices, partly offset by lower profit-related compensation. Pension and staff benefits were also adversely impacted by changes in currency values. This was, however, offset by a $1.0 million refund from the Bank's long-term disability and life insurance program. Systems and communications expenses increased $1.6 million to $11.9 million due to project costs and depreciation on new platforms. Corporate, marketing and

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other increased to $11.5 million from $8.1 million in the same period of 2002.
This increase is primarily due to higher insurance costs, which were up $2.7 million from the year ago quarter.Income tax expense was $1.6 million, little changed from $1.8 million in the second quarter last year.

Net income was $20.6 million, compared with $20.4 million in the 2002 second quarter. Diluted average shares outstanding were 29.1 million in the current quarter, down from 31.2 million a year earlier.

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                           FORWARD LOOKING STATEMENTS

This media release may be deemed to include forward looking statements in that they do not relate strictly to historical facts. These statements often use words such as "anticipate", "expect", "intend", "believe", "prospects", "plan", "goal", "may", or other words of similar meaning. These statements may relate to our future plans, objectives and results and represent only our belief regarding these matters, which, by their very nature, are inherently uncertain and outside our control. Such forward looking statements speak only as of the date they are made and involve certain risks and uncertainties, including worldwide economic conditions; volatility and fluctuations in securities markets, foreign exchange rates, and interest rates; inflation; changes in savings rates and investment behavior; changing pension requirements in target markets; government regulations, including banking regulations; local economic conditions; and competition in the geographic and business areas in which we conduct our operations. These, and other, risks and uncertainties could cause actual results to differ materially from those indicated by forward looking statements. Bank of Bermuda's 2002 Annual Report includes additional information about factors that could affect actual results in the section entitled "Forward Looking Statements".


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NOTES TO EDITORS

The Bank's results are stated in accordance with generally accepted accounting principles in the United States.

BANK OF BERMUDA
Bank of Bermuda is an international financial institution that provides banking, trust, asset management, fund administration and global custody services to its corporate, private and retail clients. Founded in 1889, its global headquarters are in Bermuda, and it has offices or subsidiaries in the Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, Luxembourg, New York, New Zealand, and Singapore. It has representative offices in Bahrain and London.

The Bank is a publicly-traded corporation, listed on the Bermuda Stock Exchange
(BOB) and NASDAQ (BBDA).

Further information on Bank of Bermuda is located on the Internet at www.bankofbermuda.com.

CONFERENCE CALL

A conference call with Henry B. Smith, Chief Executive Officer and William H. Scott, Head of Corporate Planning will be accessible via telephone at (800) 915-4836 (toll free in the US)/ (973) 317-5319 and via the internet www.bankofbermuda.com/investorrelations/webcast.htm beginning at 9:00 a.m. (ET) on Tuesday, July 22, 2003.

FOR MORE INFORMATION PLEASE CONTACT:
Alison J. Satasi, Head of Investor Relations
Bank of Bermuda
Telephone: (441) 299-6851
Facsimile: (441) 299-6559
E-mail: Investor_Relations@BankofBermuda.com

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